STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(US$ thousands) unaudited	Note	June 30, 2022	December 31, 2021
Assets			
Current assets			
Cash and cash equivalents		$ 25,406	$ 61,348
Accounts receivable	3	387,811	227,988
Other current assets	6	8,480	10,956
Derivative financial assets	16	3,547	5,668
		425,244	305,960
Property, plant and equipment:			
Crude oil and natural gas properties (full cost method)	4, 5	1,380,251	1,253,505
Other capital assets	4	12,152	13,887
Property, plant and equipment		1,392,403	1,267,392
Other long-term assets	6	7,440	9,756
Right-of-use assets	10	22,772	26,118
Derivative financial assets	16	2,298	—
Deferred income tax asset	14	294,854	380,858
Total Assets		$ 2,145,011	$ 1,990,084
Liabilities			
Current liabilities			
Accounts payable	7	$ 463,230	$ 367,008
Income tax payable		11,600	—
Current portion of long-term debt	8	80,600	100,600
Derivative financial liabilities	16	171,904	143,200
Current portion of lease liabilities	10	8,327	10,618
		735,661	621,426
Long-term debt	8	490,789	601,171
Asset retirement obligation	9	162,965	132,814
Derivative financial liabilities	16	8,054	7,098
Lease liabilities	10	17,017	18,265
		678,825	759,348
Total Liabilities		1,414,486	1,380,774
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: June 30, 2022 – 235 million shares			
December 31, 2021 – 244 million shares	15	3,001,604	3,094,061
Paid-in capital		41,843	50,881
Accumulated deficit		(2,008,253)	(2,238,325)
Accumulated other comprehensive loss		(304,669)	(297,307)
		730,525	609,310
Total Liabilities & Shareholders' Equity		$ 2,145,011	$ 1,990,084

Subsequent Events   15, 18

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(US$ thousands, except per share amounts) unaudited	Note	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Revenues					
Crude oil and natural gas sales	11	$ 628,017	$ 333,422	$ 1,141,169	$ 561,812
Commodity derivative instruments gain/(loss)	16	(47,553)	(161,822)	(254,363)	(218,085)
		580,464	171,600	886,806	343,727
Expenses					
Operating		83,366	72,159	166,610	123,321
Transportation		37,830	29,475	73,637	55,402
Production taxes		43,827	24,923	79,182	38,768
General and administrative	12	14,687	10,134	32,268	22,975
Depletion, depreciation and accretion		70,090	76,444	136,781	113,142
Asset impairment	5	—	—	—	3,420
Interest		6,098	7,777	12,153	13,410
Foreign exchange (gain)/loss	13	(3,232)	7,778	(2,345)	7,754
Transaction costs and other expense/(income)	9	(309)	(563)	12,388	3,056
		252,357	228,127	510,674	381,248
Income/(Loss) before taxes		328,107	(56,527)	376,132	(37,521)
Current income tax expense	14	12,000	3,415	17,000	3,415
Deferred income tax expense/(recovery)	14	71,701	(9,009)	81,483	(352)
Net Income/(Loss)		$ 244,406	$ (50,933)	$ 277,649	$ (40,584)
Other Comprehensive Income/(Loss)					
Unrealized gain/(loss) on foreign currency translation		1,977	88	1,357	(719)
Foreign exchange gain/(loss) on net investment hedge, net of tax	16	(14,094)	10,178	(8,719)	15,892
Total Comprehensive Income/(Loss)		$ 232,289	$ (40,667)	$ 270,287	$ (25,411)
Net Income/(Loss) per share					
Basic	15	$ 1.01	$ (0.20)	$ 1.15	$ (0.16)
Diluted	15	$ 0.99	$ (0.20)	$ 1.12	$ (0.16)

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(US$ thousands) unaudited	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Share Capital				
Balance, beginning of period	$ 3,070,678	$ 3,222,747	$ 3,094,061	$ 3,113,829
Issue of shares (net of tax effected issue costs)	—	—	—	99,516
Purchase of common shares under Normal Course Issuer Bid	(69,074)	—	(100,416)	—
Share-based compensation – treasury settled	—	—	7,959	9,402
Balance, end of period	$ 3,001,604	$ 3,222,747	$ 3,001,604	$ 3,222,747
Paid-in Capital				
Balance, beginning of period	$ 36,110	$ 38,083	$ 50,881	$ 49,382
Share-based compensation – tax withholdings settled in cash	—	—	(11,567)	(3,551)
Share-based compensation – treasury settled	—	—	(7,959)	(9,402)
Share-based compensation – non-cash	5,733	(27)	10,488	1,627
Balance, end of period	$ 41,843	$ 38,056	$ 41,843	$ 38,056
Accumulated Deficit				
Balance, beginning of period	$ (2,218,865)	$ (2,443,020)	$ (2,238,325)	$ (2,447,735)
Purchase of common shares under Normal Course Issuer Bid	(23,854)	—	(29,719)	—
Net income/(loss)	244,406	(50,933)	277,649	(40,584)
Dividends declared[1]	(9,940)	(9,088)	(17,858)	(14,722)
Balance, end of period	$ (2,008,253)	$ (2,503,041)	$ (2,008,253)	$ (2,503,041)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of period	$ (292,552)	$ (289,604)	$ (297,307)	$ (294,511)
Unrealized gain/(loss) on foreign currency translation	1,977	88	1,357	(719)
Foreign exchange gain/(loss) on net investment hedge, net of tax	(14,094)	10,178	(8,719)	15,892
Balance, end of period	$ (304,669)	$ (279,338)	$ (304,669)	$ (279,338)
Total Shareholders' Equity	$ 730,525	$ 478,424	$ 730,525	$ 478,424

(1) For the three and six months ended June 30, 2022, dividends declared were $0.043 per share and $0.076 per share, respectively (2021 – $0.035 per share and $0.059 per share, respectively).

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

(US$ thousands) unaudited	Note	Three months ended June 30, 2022	2021	Six months ended June 30, 2022	2021
Operating Activities					
Net income/(loss)		$ 244,406	$ (50,933)	$ 277,649	$ (40,584)
Non-cash items add/(deduct):					
Depletion, depreciation and accretion		70,090	76,444	136,781	113,142
Asset impairment	5	—	—	—	3,420
Changes in fair value of derivative instruments	16	(91,275)	130,280	42,057	170,638
Deferred income tax expense/(recovery)	14	71,701	(9,009)	81,483	(352)
Foreign exchange (gain)/loss on debt and working capital	13	(3,292)	6,848	(2,121)	7,005
Share-based compensation and general and administrative	12,15	5,634	(19)	10,294	783
Other expense	9	(97)	(1,917)	12,556	(1,917)
Amortization of debt issuance costs	8	351	252	704	309
Translation of U.S. dollar cash held in parent company	13	(125)	(1,975)	(115)	(1,619)
Asset retirement obligation settlements	9	(2,349)	(1,155)	(11,144)	(6,780)
Changes in non-cash operating working capital	17	(44,184)	(38,350)	(101,292)	(104,917)
Cash flow from/(used in) operating activities		250,860	110,466	446,852	139,128
Financing Activities					
Drawings from/(repayment of) bank credit facilities	8	48,709	275,000	(55,700)	675,000
Repayment of senior notes	9	(79,600)	(81,600)	(79,600)	(81,600)
Debt issuance costs	8	—	(1,787)	—	(4,621)
Proceeds from the issuance of shares	15	—	—	—	98,339
Purchase of common shares under Normal Course Issuer Bid	15	(92,928)	—	(130,135)	—
Share-based compensation – tax withholdings settled in cash	15	—	—	(11,567)	(3,551)
Dividends	15,17	(9,940)	(11,134)	(17,858)	(16,471)
Cash flow from/(used in) financing activities		(133,759)	180,479	(294,860)	667,096
Investing Activities					
Capital and office expenditures	17	(115,040)	(75,202)	(190,067)	(115,547)
Bruin acquisition	6	—	(2,008)	—	(420,249)
Dunn County acquisition	6	—	(304,888)	—	(304,888)
Property and land acquisitions		(1,469)	(1,552)	(3,410)	(4,023)
Property divestments	9,17	(4,462)	(12)	2,119	3,998
Cash flow from/(used in) investing activities		(120,971)	(383,662)	(191,358)	(840,709)
Effect of exchange rate changes on cash & cash equivalents		6,545	2,969	3,424	5,258
Change in cash and cash equivalents		2,675	(89,748)	(35,942)	(29,227)
Cash and cash equivalents, beginning of period		22,731	150,466	61,348	89,945
Cash and cash equivalents, end of period		$ 25,406	$ 60,718	$ 25,406	$ 60,718

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Notes to Condensed Consolidated Financial Statements
(unaudited)

1) **REPORTING ENTITY**

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation (the "Company" or "Enerplus") including its Canadian and United States ("U.S.") subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' corporate offices are located in Calgary, Alberta, Canada and Denver, Colorado, United States.

2) **BASIS OF PREPARATION**

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three and six months ended June 30, 2022 and the 2021 comparative periods. In the fourth quarter of 2021, the Company elected to change its reporting currency from Canadian dollars to U.S. dollars since the majority of its crude oil and natural gas properties are located in the U.S., and to facilitate a more direct comparison to other U.S. exploration and development companies. The change in reporting currency is a voluntary change which is accounted for retrospectively. All prior period amounts have been restated to reflect U.S. dollars as the reporting currency. Certain prior period amounts have been reclassified to conform with current period presentation. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' annual audited Consolidated Financial Statements as of December 31, 2021.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known. Significant estimates made by management include those that relate to: crude oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion ("DD&A"), impairment of property, plant and equipment, asset retirement obligations, income taxes, ability to realize deferred income tax assets and the fair value of derivative instruments. The estimation of crude oil and natural gas reserves and the related present value of future cash flows involves the use of independent reservoir engineering specialists and numerous inputs and assumptions including forecasted production volumes, forecasted operating, royalty and capital cost assumptions and assumptions around commodity pricing. Inflation and discount rates impacting various items within the Company's financial statements are also subject to management estimation. When estimating the present value of future cash flows, the discount rate implicitly considers the potential impacts, if any, due to climate change factors. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions.

3) ACCOUNTS RECEIVABLE

($ thousands)		June 30, 2022		December 31, 2021
Accrued revenue	$	366,422	$	208,160
Accounts receivable – trade		25,369		23,697
Allowance for doubtful accounts		(3,980)		(3,869)
Total accounts receivable, net of allowance for doubtful accounts	$	387,811	$	227,988

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

At June 30, 2022

($ thousands)		Cost		Accumulated Depletion, Depreciation, and Impairment		Net Book Value
Crude oil and natural gas properties[1]	$	13,220,036	$	(11,839,785)	$	1,380,251
Other capital assets		102,323		(90,171)		12,152
Total PP&E	$	13,322,359	$	(11,929,956)	$	1,392,403

At December 31, 2021

($ thousands)		Cost		Accumulated Depletion, Depreciation, and Impairment		Net Book Value
Crude oil and natural gas properties[1]	$	13,075,987	$	(11,822,482)	$	1,253,505
Other capital assets		103,355		(89,468)		13,887
Total PP&E	$	13,179,342	$	(11,911,950)	$	1,267,392

(1)   All of the Company's unproved properties are included in the full cost pool.

5) IMPAIRMENT

No asset impairment was recorded during the three and six months ended June 30, 2022 (2021 – nil and $3.4 million in the Canadian cost center, respectively). The primary factors that affect ceiling values include first-day-of-the-month commodity prices, reserves revisions, capital expenditure levels and timing, acquisition and divestment activity, and production levels.

The following table outlines the twelve month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from June 30, 2021 through June 30, 2022:

Period		WTI Crude Oil $/bbl		Edm Light Crude CDN$/bbl		U.S. Henry Hub Gas $/Mcf	Exchange Rate CDN$/US$
Q2 2022	$	85.82	$	104.78	$	5.14	0.79
Q1 2022		75.28		90.17		4.11	0.80
Q4 2021		66.55		78.15		3.64	0.80
Q3 2021		57.64		67.27		3.00	0.79
Q2 2021		49.72		58.31		2.47	0.78

6) ACQUISITIONS & DIVESTMENT

a)   Bruin E&P HoldCo, LLC Acquisition

On January 25, 2021, Enerplus Resources (USA) Corporation, an indirect wholly-owned subsidiary of Enerplus entered into a purchase agreement to acquire all of the equity interests of Bruin E&P HoldCo, LLC ("Bruin") for total cash consideration of $465.0 million, subject to certain purchase price adjustments. Bruin was a private company that held crude oil and natural gas interests in certain properties located in the Williston Basin, North Dakota. The effective date of the acquisition was January 1, 2021 and the acquisition was completed on March 10, 2021.

The transaction was accounted for as an acquisition of a business. The purchase price equation was determined following the closing date, during which time the value of the net assets and liabilities acquired was revised as indicated in the agreement and is reflected in the final purchase price equation as follows:

($ thousands)	At March 10, 2021
Consideration	
Purchase Price	$ 465,000
Purchase price adjustments	(44,751)
Total consideration	$ 420,249
Fair value of identifiable assets and liabilities of Bruin	
Other current assets	1,667
Property, plant and equipment	542,190
Right of use assets	1,892
Accounts payable	(25,257)
Asset retirement obligation	(21,964)
Commodity contract liabilities	(76,387)
Lease liabilities	(1,892)
Total identifiable net assets	$ 420,249

The above purchase price equation includes $2.0 million of final adjustments that were recorded during the three months ended June 30, 2021.

b) Dunn County Acquisition

On April 30, 2021, the Company acquired assets in Dunn County, North Dakota from Hess Bakken Investments II, LLC for total cash consideration of $312.0 million, subject to customary purchase price adjustments. After purchase price adjustments, the purchase consideration including capitalized transaction costs was $306.8 million. The transaction was recorded as an asset acquisition.

c) Sleeping Giant and Russian Creek Divestment

On November 2, 2021, the Company completed a disposition of its interests in the Sleeping Giant field in Montana and the Russian Creek area in North Dakota in the Williston Basin, for total cash consideration of $115.0 million, subject to customary purchase price adjustments. After purchase price adjustments and transaction costs, adjusted proceeds were $107.8 million. In addition, Enerplus may receive up to $5.0 million in contingent payments if the WTI oil price averages over $65 per barrel in 2022 and over $60 per barrel in 2023, with amounts payable on January 31, 2023 and January 31, 2024, respectively. The fair value of the contingent payments have been recorded as part of Other Current Assets and Other Long-Term assets.

7) ACCOUNTS PAYABLE

($ thousands)	June 30, 2022	December 31, 2021
Accrued payables	$ 174,164	$ 106,222
Accounts payable – trade	289,066	260,786
Total accounts payable	$ 463,230	$ 367,008

8) DEBT

($ thousands)	June 30, 2022	December 31, 2021
Current:		
Senior notes	$ 80,600	$ 100,600
Long-term:		
Bank credit facilities	347,189	397,971
Senior notes	143,600	203,200
Total debt	$ 571,389	$ 701,771

Bank Credit Facilities

During the six months ended June 30, 2022, Enerplus converted its senior unsecured, covenant-based, $400 million term loan maturing on March 9, 2024 into a revolving bank credit facility with no other amendments. Debt issuance costs were netted against the debt on issuance and are being amortized over the three-year term with $1.5 million of unamortized debt issuance costs remaining at June 30, 2022.

Enerplus also has a senior unsecured, covenant-based, $900 million sustainability linked lending ("SLL") bank credit facility that matures on October 31, 2025. Debt issuance costs in relation to the SLL bank credit facility are being amortized over the four and a half year term with $1.3 million of debt issuance costs remaining unamortized at June 30, 2022.

For the three and six months ended June 30, 2022, total amortization of debt issuance costs amounted to $0.3 million and $0.7 million, respectively (2021 – $0.2 million and $0.3 million, respectively).

Senior Notes

During the three months ended June 30, 2022, Enerplus made its third $59.6 million principal repayment on its 2012 senior notes and repaid a $20 million bullet payment outstanding. The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	$200,000	$105,000
May 15, 2012	May 15 and Nov 15	2 equal annual installments beginning May 15, 2023	4.40%	$355,000	$119,200
			Total carrying value at June 30, 2022		$ 224,200

Capital Management

Enerplus' capital consists of cash and cash equivalents, debt and shareholders' equity. The Company's objective for managing capital is to prioritize balance sheet strength while maintaining flexibility to repay debt, fund sustaining capital, return capital to shareholders or fund future production growth. Capital management measures are useful to investors and securities analysts in analyzing operating and financial performance, leverage, and liquidity. Enerplus' key capital management measures are as follows:

a) Net Debt

Enerplus calculates net debt as current and long-term debt associated with senior notes plus any outstanding bank credit facility balances, minus cash and cash equivalents.

($ thousands)	June 30, 2022	December 31, 2021
Current portion of long-term debt	$ 80,600	$ 100,600
Long-term debt	490,789	601,171
Total debt	$ 571,389	$ 701,771
Less: Cash and cash equivalents	(25,406)	(61,348)
Net debt	$ 545,983	$ 640,423

b) Adjusted funds flow

Adjusted funds flow is calculated as cash flow from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

	Three months ended June 30,		Six months ended June 30,	
($thousands)	2022	2021	2022	2021
Cash flow from/(used in) operating activities	$ 250,860	$ 110,466	$ 446,852	$ 139,128
Asset retirement obligation settlements	2,349	1,155	11,144	6,780
Changes in non-cash operating working capital	44,184	38,350	101,292	104,917
Adjusted funds flow	$ 297,393	$ 149,971	$ 559,288	$ 250,825

c) Net debt to adjusted funds flow ratio

The net debt to adjusted funds flow ratio is calculated as net debt divided by a trailing twelve months of adjusted funds flow.

($thousands)	June 30, 2022	December 31, 2021
Net debt	$ 545,983	$ 640,423
Trailing adjusted funds flow	1,020,896	712,433
Net debt to adjusted funds flow ratio	0.5x	0.9x

9) ASSET RETIREMENT OBLIGATION ("ARO")

($ thousands)	June 30, 2022	December 31, 2021
Balance, beginning of year	$ 132,814	$ 102,325
Change in estimates	35,831	26,586
Property acquisitions and development activity	2,453	1,304
Bruin acquisition (Note 6)	—	21,964
Dunn County acquisition (Note 6)	—	5,880
Divestments (Note 6)	(92)	(13,525)
Settlements	(11,144)	(12,951)
Government assistance	(497)	(4,594)
Accretion expense	3,600	5,825
Balance, end of period	$ 162,965	$ 132,814

Enerplus has estimated the present value of its ARO to be $163.0 million at June 30, 2022 based on a total undiscounted uninflated liability of $352.3 million (December 31, 2021 – $132.8 million and $303.3 million, respectively).

Enerplus benefited from provincial government assistance to support the clean-up of inactive or abandoned crude oil and natural gas wells. These programs provide direct funding to oil field service contractors engaged by Enerplus to perform abandonment, remediation, and reclamation work. The funding received by the contractor is reflected as a reduction to ARO. For the three and six months ended June 30, 2022, Enerplus benefited from $0.1 million and $0.5 million, respectively (2021 – $0.6 million and $1.9 million, respectively), in government assistance, which has been recorded as other income in the Condensed Consolidated Statements of Income/(Loss).

For the six months ended June 30, 2022, Enerplus recognized $13.1 million as part of other expense in the Condensed Consolidated Statements of Income/(Loss) to fund abandonment and reclamation obligation requirements on previously disposed of assets (2021 – nil).

10) LEASES

The Company has entered into various lease contracts related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Condensed Consolidated Balance Sheets. Such items are charged to operating expenses or general and administrative expenses, as appropriate, in the Condensed Consolidated Statements of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with U.S. GAAP.

($ thousands)	June 30, 2022	December 31, 2021
Assets		
Operating right-of-use assets	$ 22,772	$ 26,118
Liabilities		
Current operating lease liabilities	$ 8,327	$ 10,618
Non-current operating lease liabilities	17,017	18,265
Total lease liabilities	$ 25,344	$ 28,883
Weighted average remaining lease term (years)		
Operating leases	2.8	3.3
Weighted average discount rate		
Operating leases	3.4%	3.4%

The Company's lease contract expenditures/(income) for the three months ended June 30, 2022 and 2021 are as follows:

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2022	2021	2022	2021
Operating lease cost	$ 2,947	$ 2,778	$ 5,847	$ 5,635
Variable lease cost	1,156	271	2,301	295
Short-term lease cost	920	750	2,571	1,305
Sublease income	(358)	(282)	(592)	(473)
Total	$ 4,665	$ 3,517	$ 10,127	$ 6,762

Variable lease payments are determined through analysis of day rate fees under applicable rig contracts. The amounts in the table above are recorded as part of general and administrative or operating expenses or property, plant, and equipment depending on the nature of the contract to which they relate. Although Enerplus has various leases containing extensions and/or termination options, none were determined to be reasonably certain to be exercised. As a result, none of these options are recognized as part of the ROU assets or lease liabilities at June 30, 2022 or December 31, 2021.

Maturities of lease liabilities, all of which are classified as operating leases at June 30, 2022 are as follows:

($ thousands)	Operating Leases
2022	$ 5,988
2023	11,137
2024	6,312
2025	1,120
2026	966
After 2026	1,153
Total lease payments	$ 26,676
Less imputed interest	(1,332)
Total discounted lease payments	$ 25,344
Current portion of lease liabilities	$ 8,327
Non-current portion of lease liabilities	$ 17,017

Supplemental information related to leases is as follows:

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2022	2021	2022	2021
Cash amounts paid to settle lease liabilities:				
Operating cash flow used for operating leases	$ 2,617	$ 2,993	$ 5,807	$ 6,071
Right-of-use assets obtained/(terminated) in exchange for lease liabilities:				
Operating leases	$ 1,362	$ 6,494	$ 2,314	$ 8,657

11) CRUDE OIL AND NATURAL GAS SALES

Crude oil and natural gas revenue by country and by product for the three and six months ended June 30, 2022 and 2021 are as follows:

Three months ended June 30, 2022 ($ thousands)	Total revenue	Crude oil[1]	Natural gas[1]	Natural gas liquids[1]	Other[2]
United States	$ 578,260	$ 433,774	$ 119,972	$ 24,510	$ 4
Canada	49,757	43,449	4,481	1,717	110
Total	$ 628,017	$ 477,223	$ 124,453	$ 26,227	$ 114

Three months ended June 30, 2021 ($ thousands)	Total revenue	Crude oil[1]	Natural gas[1]	Natural gas liquids[1]	Other[2]
United States	$ 303,508	$ 255,386	$ 35,728	$ 12,388	$ 6
Canada	29,914	26,980	1,844	954	136
Total	$ 333,422	$ 282,366	$ 37,572	$ 13,342	$ 142

Six months ended June 30, 2022 ($ thousands)	Total revenue	Crude oil[1]	Natural gas[1]	Natural gas liquids[1]	Other[2]
United States	$ 1,050,507	$ 791,431	$ 207,468	$ 51,600	$ 8
Canada	90,662	79,996	7,262	3,109	295
Total	$ 1,141,169	$ 871,427	$ 214,730	$ 54,709	$ 303

Six months ended June 30, 2021 ($ thousands)	Total revenue	Crude oil[1]	Natural gas[1]	Natural gas liquids[1]	Other[2]
United States	$ 504,391	$ 395,676	$ 83,816	$ 24,885	$ 14
Canada	57,421	50,126	4,923	1,998	374
Total	$ 561,812	$ 445,802	$ 88,739	$ 26,883	$ 388

[1] U.S. sales of crude oil and natural gas relate primarily to the Company's North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company's waterflood properties.
[2] Includes third party processing income.

12) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2022	2021	2022	2021
General and administrative expense[1]	$ 9,291	$ 8,760	$ 20,394	$ 19,021
Share-based compensation expense	5,396	1,374	11,874	3,954
General and administrative expense	$ 14,687	$ 10,134	$ 32,268	$ 22,975

[1] Includes a non-cash lease credit of $99 and $194, respectively for the three and six months ended June 30, 2022 (2021 – credit of $91 and $181, respectively).

13) FOREIGN EXCHANGE

($ thousands)	Three months ended June 30, 2022		Three months ended June 30, 2021		Six months ended June 30, 2022		Six months ended June 30, 2021	
Realized:								
Foreign exchange (gain)/loss	$	185	$	2,905	$	(109)	$	2,368
Foreign exchange (gain)/loss on U.S. dollar cash held in parent company		(125)		(1,975)		(115)		(1,619)
Unrealized:								
Foreign exchange (gain)/loss on U.S. dollar working capital in parent company		(3,292)		6,848		(2,121)		7,005
Foreign exchange (gain)/loss	$	(3,232)	$	7,778	$	(2,345)	$	7,754

14) INCOME TAXES

($ thousands)	Three months ended June 30, 2022		Three months ended June 30, 2021		Six months ended June 30, 2022		Six months ended June 30, 2021	
Current tax								
United States	$	12,000	$	3,415	$	17,000	$	3,415
Canada		—		—		—		—
Current tax expense/(recovery)		12,000		3,415		17,000		3,415
Deferred tax								
United States	$	73,898	$	25,380	$	130,366	$	44,320
Canada		(2,197)		(34,389)		(48,883)		(44,672)
Deferred tax expense/(recovery)		71,701		(9,009)		81,483		(352)
Income tax expense/(recovery)	$	83,701	$	(5,594)	$	98,483	$	3,063

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and share-based compensation.

The Company's overall net deferred income tax asset was $294.9 million at June 30, 2022 (December 31, 2021 – $380.9 million).

15) SHAREHOLDERS' EQUITY

a) Share Capital

Authorized unlimited number of common shares issued: (thousands)	Six months ended June 30, 2022		Year ended December 31, 2021	
	Shares	Amount	Shares	Amount
Balance, beginning of year	243,852	$ 3,094,061	222,548	$ 3,113,829
Issued/(Purchased) for cash:				
Issue of shares (net of tax effected issue costs)	—	—	33,062	99,516
Purchase of common shares under Normal Course Issuer Bid	(10,213)	(100,416)	(12,898)	(128,686)
Non-cash:				
Share-based compensation – treasury settled[1]	1,240	7,959	1,140	9,402
Balance, end of period	234,879	$ 3,001,604	243,852	$ 3,094,061

(1)   The amount of shares issued on long-term incentive settlement is net of employee withholding taxes.

Dividends declared to shareholders for the three and six months ended June 30, 2022 were $9.9 million and $17.9 million, respectively (2021 – $9.1 million and $14.7 million, respectively). Subsequent to the quarter, the Board of Directors approved a 16% increase to the dividend to $0.05 per share to be effective for the September 2022 payment.

During the three months ended June 30, 2022, 7,078,222 common shares were repurchased and cancelled under the Normal Course Issuer Bid ("NCIB") at an average price of $13.13 per share, for total consideration of $92.9 million. Of the amount paid, $69.1 million was charged to share capital and $23.8 million was credited to accumulated deficit. During the six months ended June 30, 2022, 10,212,922 common shares were repurchased and cancelled under the NCIB at an average price of $12.74 per share, for total consideration of $130.1 million. Of the amount paid, $100.4 million was charged to share capital and $29.7 million was credited to accumulated deficit. The Company did not have an NCIB in place during the three and six months ended June 30, 2021.

Subsequent to June 30, 2022, the Company repurchased 2,455,168 common shares under the current NCIB at an average price of $12.81 per share, for total consideration of $31.5 million. The Company completed its current NCIB in July 2022. Subsequent to June 30, 2022, Enerplus received approval from the Board of Directors to renew its NCIB program to purchase an additional 10% of the public float during the following 12-month period. The NCIB renewal remains subject to approval by the Toronto Stock Exchange.

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Condensed Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended June 30, 2022		Three months ended June 30, 2021		Six months ended June 30, 2022		Six months ended June 30, 2021
Cash:							
Long-term incentive plans expense	$	296	$	1,858	$	2,394	$	4,017
Non-Cash:							
Long-term incentive plans expense		5,733		72		10,488		964
Equity swap gain		(633)		(556)		(1,008)		(1,027)
Share-based compensation expense	$	5,396	$	1,374	$	11,874	$	3,954

Long-term Incentive ("LTI") Plans

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU"), Director Deferred Share Unit ("DSU") and Director RSU ("DRSU") activity for the six months ended June 30, 2022:

(thousands of units)	Cash-settled LTI plans Director Plans	Equity-settled LTI plans PSU[1]	RSU	Total
Balance, beginning of year	589	3,981	3,065	7,635
Granted	83	766	803	1,652
Vested	(45)	(827)	(1,300)	(2,172)
Forfeited	—	(38)	(72)	(110)
Balance, end of period	627	3,882	2,496	7,005

(1)   Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the three and six months ended June 30, 2022, the Company recorded a cash share-based compensation expense of $0.3 million and $2.4 million, respectively (2021 – $1.8 million and $4.0 million, respectively).

As of June 30, 2022, a liability of $8.3 million (December 31, 2021 – $6.3 million) with respect to the Director DSU and DRSU plans has been recorded to Accounts Payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date, which is recorded as Paid-in Capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At June 30, 2022 ($ thousands, except for years)	PSU[1]		RSU		Total	
Cumulative recognized share-based compensation expense	$	11,914	$	7,528	$	19,442
Unrecognized share-based compensation expense		11,066		8,082		19,148
Fair value	$	22,980	$	15,610	$	38,590
Weighted-average remaining contractual term (years)		2.0		1.6		

(1)   Includes estimated performance multipliers.

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the three and six months ended June 30, 2022, nil and $11.6 million, respectively (2021 – nil and $3.6 million, respectively) in cash withholding taxes were paid.

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	Three months ended June 30,				Six months ended June 30,			
	2022		2021		2022		2021	
Net income/(loss)	$	244,406	$	(50,933)	$	277,649	$	(40,584)
Weighted average shares outstanding – Basic		239,277		256,750		241,022		250,443
Dilutive impact of share-based compensation		7,939		—		7,935		—
Weighted average shares outstanding – Diluted[1]		247,216		256,750		248,957		250,443
Net income/(loss) per share								
Basic	$	1.01	$	(0.20)	$	1.15	$	(0.16)
Diluted	$	0.99	$	(0.20)	$	1.12	$	(0.16)

(1)   For the three and six months ended June 30, 2021, the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the net loss per share.

16) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At June 30, 2022, the carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximated their fair value due to the short-term nature of these instruments. The fair values of the bank credit facilities approximate their carrying values as they bear interest at floating rates and the credit spread approximates current market rates.

At June 30, 2022, the senior notes had a carrying value of $224.2 million and a fair value of $219.7 million (December 31, 2021 – $303.8 million and $304.1 million, respectively). The fair value of the senior notes is estimated based on the amount that Enerplus would have to pay a third party to assume the debt, including the credit spread for the difference between the issue rate and the period end market rate. The period end market rate is estimated by comparing the debt to new issuances (secured or unsecured) and secondary trades of similar size and credit statistics for both public and private debt.

The fair value of derivative contracts, senior notes and bank credit facilities are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At June 30, 2022, Enerplus has commodity and contingent consideration contracts. See Note 6 regarding the contingent consideration contract.

The following table summarizes the income statement change in fair value for the three and six months ended June 30, 2022 and 2021:

Gain/(Loss) ($ thousands)	Three months ended June 30, 2022		2021		Six months ended June 30, 2022		2021	Income Statement Presentation
Equity Swaps	$	633	$	556	$	1,008	$ 1,027	G&A
Commodity Contracts:								
Crude oil		68,513		(119,652)		(27,193)	(161,509)	Commodity derivative
Natural gas		22,129		(11,184)		(15,872)	(10,156)	instruments
Total Unrealized Gain/(Loss)	$	91,275	$	(130,280)	$	(42,057)	$ (170,638)	

The following table summarizes the effect of Enerplus' commodity contracts on the Condensed Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended June 30, 2022		2021	Six months ended June 30, 2022		2021
Unrealized change in fair value gain/(loss)	$	90,642	$ (130,836)	$	(43,065)	$ (171,665)
Net realized gain/(loss)		(138,195)	(30,986)		(211,298)	(46,420)
Commodity contracts gain/(loss)	$	(47,553)	$ (161,822)	$	(254,363)	$ (218,085)

The following table summarizes the presentation of fair values at the respective period ends:

($ thousands)	June 30, 2022 Assets Current	Long-term	Liabilities Current	Long-term	December 31, 2021 Assets Current	Liabilities Current	Long-term
Equity Swaps	$ —	$ —	$ —	$ —	$ —	$ 969	$ —
Commodity Contracts:							
Crude oil	273	2,298	155,790	8,054	1,771	141,364	7,098
Natural gas	3,274	—	16,114	—	3,897	867	—
Total	$ 3,547	$ 2,298	$ 171,904	$ 8,054	$ 5,668	$ 143,200	$ 7,098

The fair value of commodity contracts and the equity swaps is estimated based on commodity and option pricing models that incorporate various factors including forecasted commodity prices, volatility and the credit risk of the entities party to the contract. Changes and variability in commodity prices over the term of the contracts can result in material differences between the estimated fair value at a point in time and the actual settlement amounts.

On March 10, 2021, the outstanding crude oil commodity contracts acquired with the Bruin acquisition were recorded at fair value. Realized and unrealized gains and losses on the acquired contracts are recognized in the Condensed Consolidated Statement of Income/(Loss) and the Condensed Consolidated Balance Sheets to reflect changes in crude oil prices from the closing date of the Bruin acquisition.

At June 30, 2022, the fair value of Enerplus' commodity contracts totaled a net liability of $174.1 million (December 31, 2021 – $143.7 million). Of this total net liability, $30.5 million (December 31, 2021 – $40.2 million) related to Bruin contracts, with $10.3 million (December 31, 2021 – $22.8 million) remaining from the original $76.4 million liability acquired from Bruin on March 10, 2021.

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates, equity prices, credit risk, liquidity risk, and the risks associated with environmental/climate change risk, social and governance regulation, and compliance.

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes. The following tables summarize Enerplus' price risk management positions at August 3, 2022:

Crude Oil Instruments:

Instrument Type[1][2]	Jul 1, 2022 – Sep 30, 2022		Oct 1, 2022 - Dec 31, 2022	
	bbls/day	US$/bbl	bbls/day	US$/bbl
WTI Purchased Put	17,000	50.00	17,000	50.00
WTI Sold Put	17,000	40.00	17,000	40.00
WTI Sold Call	17,000	57.91	17,000	57.91
WTI Sold Swap[3]	4,500	42.31	1,834	42.65
WTI Purchased Swap	4,500	66.79	1,834	64.55
WTI Sold Swap	6,000	110.25	—	—
WTI Purchased Swap	6,000	93.75	—	—

	Jan 1, 2023 - Jun 30, 2023		Jul 1, 2023 - Oct 31, 2023		Nov 1, 2023 - Dec 31, 2023	
	bbls/day	US$/bbl	bbls/day	US$/bbl	bbls/day	US$/bbl
WTI Purchased Put	15,000	79.33	5,000	85.00	5,000	85.00
WTI Sold Put	15,000	61.67	5,000	65.00	5,000	65.00
WTI Sold Call	15,000	114.31	5,000	128.16	5,000	128.16
WTI Purchased Swap	250	64.85	250	64.85	—	—
WTI Sold Swap[3]	250	42.10	250	42.10	—	—
WTI Purchased Put[3]	2,000	5.00	2,000	5.00	2,000	5.00
WTI Sold Call[3]	2,000	75.00	2,000	75.00	2,000	75.00

(1) The total average deferred premium spent on the Company's outstanding crude oil contracts is $1.50/bbl from July 1, 2022 - December 31, 2022 and $1.25/bbl from January 1, 2023 – June 30, 2023.
(2) Transactions with a common term have been aggregated and presented at weighted average prices and volumes.
(3) Upon closing of the Bruin Acquisition, Bruin's outstanding crude oil contracts were recorded at a fair value liability of $76.4 million. At June 30, 2022, the remaining liability was $10.3 million on the Condensed Consolidated Balance Sheets. Realized and unrealized gains and losses on the acquired contracts are recognized in Condensed Consolidated Statement of Income/(Loss) and the Condensed Consolidated Balance Sheets to reflect changes in crude oil prices from the date of closing of the Bruin Acquisition.

Natural Gas Instruments:

Instrument Type[1]	Jul 1, 2022 – Oct 31, 2022		Nov 1, 2022 – Mar 31, 2023	
	MMcf/day	US$/Mcf	MMcf/day	US$/Mcf
NYMEX Swap	40.0	3.40	—	—
NYMEX Purchased Put	60.0	3.77	50.0	6.50
NYMEX Sold Call	60.0	4.50	50.0	16.41

(1) Transactions with a common term have been aggregated and presented at weighted average prices/Mcf.

Foreign Exchange Risk & Net Investment Hedge:

Enerplus is exposed to foreign exchange risk as it relates to certain activity transacted in Canadian or United States dollars. Enerplus has a U.S. dollar reporting currency, however Enerplus' parent company has a Canadian functional currency. Activity in the Canadian parent company that is transacted in U.S. dollars results in realized and unrealized foreign exchange gains and losses and is recorded on the Condensed Consolidated Statements of Income/(Loss).

Enerplus may designate certain U.S. dollar denominated debt held in the parent entity as a hedge of its net investment in its U.S. subsidiary, which has a U.S. dollar functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited by the cumulative translation gain or loss on the net investment in the foreign subsidiary. At June 30, 2022, $224.2 million of senior notes and $347.2 million drawn on the bank credit facilities were designated as net investment hedges (December 31, 2021 – $303.8 million of the senior notes and $400 million of the term loan, respectively). For the three and six months ended June 30, 2022, Other Comprehensive Income/(Loss) included an unrealized loss of $14.1 million and $8.7 million, respectively on Enerplus' U.S. denominated senior notes and revolving bank credit facilities (2021 – $10.2 million and $15.9 million gain, respectively).

Interest Rate Risk:

The Company's senior notes bear interest at fixed rates while the bank credit facilities bear interest at floating rates. At June 30, 2022, approximately 39% of Enerplus' debt was based on fixed interest rates and 61% on floating interest rates (December 31, 2021 – 43% fixed and 57% floating), with weighted average interest rates of 4.2% and 2.2%, respectively. At June 30, 2022, Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 15. The Company may enter into various equity swaps to fix the future settlement cost on a portion of its cash settled LTI plans. At June 30, 2022, Enerplus did not have any equity swaps outstanding.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the volatility in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company's maximum credit exposure consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At June 30, 2022, approximately 89% of Enerplus' marketing receivables were with companies considered investment grade (December 31, 2021 – 83%).

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at June 30, 2022 was $4.0 million (December 31, 2021 – $3.9 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and cash equivalents) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current crude oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, as well as acquisition and divestment activity.

At June 30, 2022, Enerplus was in full compliance with all covenants under the bank credit facilities and outstanding senior notes. If the Company breaches or anticipates breaching its covenants, the Company may be required to repay, refinance, or renegotiate the terms of the debt.

iv) Climate Change Risk

Enerplus is exposed to climate change risks through changing regulation, potential access to capital, capital spending plans and the impact of climate related events on the Company's financial position. The Company did not recognize amounts in respect of climate change risk in the Condensed Consolidated Financial Statements at and for the three and six months ended June 30, 2022 as there have been no material changes since management's risk assessment at December 31, 2021.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	2022	2021	2022	2021
Accounts receivable	$ (105,492)	$ (68,320)	$ (160,083)	$ (120,774)
Other assets	487	(1,179)	4,792	1,268
Accounts payable – operating	60,821	31,149	53,999	14,589
Non-cash operating activities	$ (44,184)	$ (38,350)	$ (101,292)	$ (104,917)

b) Changes in Non-Cash Financing Working Capital

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	2022	2021	2022	2021
Dividends payable	$ —	$ (2,046)	$ —	$ (1,749)
Non-cash financing activities	$ —	$ (2,046)	$ —	$ (1,749)

c) Changes in Non-Cash Investing Working Capital

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	2022	2021	2022	2021
Accounts payable – investing[1]	$ 17,984	$ 31,069	$ 42,290	$ 42,844

(1) Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	2022	2021	2022	2021
Settlement on divestment[2]	$ 13,053	$ —	$ 13,053	$ —

(2) Relates to funding abandonment and reclamation obligation requirements on previously disposed assets. Refer to Note 9.

d) Cash Income Taxes and Interest Payments

	Three months ended June 30,		Six months ended June 30,	
($ thousands)	2022	2021	2022	2021
Income taxes paid/(received)	$ 2,607	$ 3,414	$ 2,614	$ 3,418
Interest paid	$ 7,193	$ 9,826	$ 12,399	$ 12,364

18) SUBSEQUENT EVENT

On July 28, 2022, the Company announced it had entered into a definitive agreement to sell certain Canadian assets ("the Assets") located in Alberta for total consideration of CDN$140 million ($109 million), subject to customary purchase price adjustments. The total consideration comprises cash of CDN$81 million, 3.0 million common shares in the purchaser valued at CDN$14 million based on its last five trading days volume weighted average share price, and a CDN$45 million monthly amortizing, interest-bearing loan which Enerplus will provide to the purchaser that is secured by certain of the Assets and which must be repaid in full by October 31, 2024.